Exhibit 4.2.5

Execution Copy

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of the 2NDday of January, 2008 (“Effective Date”) by and between William F. Gibbs, a resident of 4017 N Cedarpine Lane, Moorpark, CA 93021, United States of America (the “Executive”), and Nortamic, LLC, a California limited liability company with offices at 323 Science Drive, Moorpark, CA 93021 (the “Company”).

WHEREAS, the Company desires to employ Executive as its President and Chief Executive Officer, and Executive desires to be employed by the Company as its President and Chief Executive Officer, upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and obligations contained herein, and intending to be legally bound, the parties, subject to the terms and conditions set forth herein, agree as follows:

1.	Employment and Term. The Company hereby agrees to employ Executive, and Executive hereby agrees to accept employment with the Company, in the position of the President and Chief Executive Officer of the Company (the “Position”), upon the terms set forth in this Agreement, for the period (the “Term”) commencing as of the Effective Date and continuing until terminated by either party in accordance with the provisions of Section 7. The Executive shall be under the direct supervision of, and comply with the directives of, the President and Chief Executive Officer of Cimatron Ltd. (“Cimatron”). During the Term, the Executive will form part of Cimatron’s management team.

2.	Duties. During the Term, Executive shall serve the Company faithfully and to the best of his ability and shall devote his full time, attention, skill and efforts to the performance of the lawful duties required by or appropriate for the Position. Accordingly, during the Term, Executive agrees not to accept any other employment or position (as an employee, consultant or otherwise) with any third party or otherwise engage in any other business activities. Executive shall be responsible for the efficient performance of his duties and of the responsibilities of the Position as determined by the Company on an on-going basis. During the Term, Executive agrees to refrain from engaging in any activity that does, will or could reasonably be deemed to conflict with the best interests of the Company. Provided, however, while performing services hereunder, Executive may serve as a member of a board of directors of one (1) non-competitive company, the identity of which has been approved in advance by the Company and engage in charitable and public service activities provided that such services or activities do not interfere with the performance of his duties and responsibilities under this Agreement.

3.	Compensation. The Company shall pay Executive, and Executive hereby agrees to accept, as compensation for all services rendered hereunder and for Executive’s covenants provided for herein and in Exhibit C, the compensation set forth in this Section 3.

        Base Salary. The Company shall pay Executive a base salary (the “Base Salary”) at the annual rate of US$160,000, in equal semi-monthly installments. The Base Salary shall be subject to withholding for all applicable income, social security and other taxes and charges that are required by law to be withheld by the Company, or are requested to be withheld by Executive, and shall be withheld and paid in accordance with the normal payroll practice for similarly situated employees of the Company, Cimatron and Cimatron Technologies, Inc. (“CTI” and together with the Company and Cimatron, the “Company Group”) in the United States as in effect from time to time.

        Bonus Program. Executive shall be entitled to receive a bonus (the “Annual Bonus”) (subject to withholding as described above in Section 0) for each calendar year of continues employment ending (starting with the calendar year 2008) during the Term based upon the criteria set forth in Exhibit A attached hereto.

        Fringe Benefits. Executive shall be entitled to health, life and disability insurance and other fringe benefit programs (including a 401(k) or similar plan funded by Executive) (the “Benefits”) of the Company on terms and conditions as are customary for other comparable officers and employees of the Company Group in the United States.

        Reimbursement of Expenses. The Executive acknowledges and agrees that from time to time he may be required by the Company to travel abroad and inside the US as part of his work in the Company. Executive shall be reimbursed for all normal items of travel and miscellaneous expenses reasonably incurred by him on behalf of Company, provided that such expenses are documented and submitted to the Company all in accordance with the reimbursement policies of the Company Group as in effect from time to time.

        Vacation The Executive shall be entitled to an annual vacation of twenty (20) business days per year. It is hereby clarified that the Executive must make every effort to take annual vacation, but if he is unable to utilize all his vacation days, he shall be entitled to accumulate the unused portion of his vacation days up to a ceiling of fifty (50) vacation days (the “Ceiling”). The balance of vacation days in excess of the Ceiling shall be paid in accordance with the Company’s policies as may be amended from time to time. Any outstanding vacation days due to the Executive as aforesaid upon the termination of his employment, shall be paid in accordance with applicable law.

4.	Stock Options. Subject to the terms of Cimatron’s Stock Option Plan and the stock option agreement attached hereto as Exhibit B, the Executive shall be granted as promptly as possible after the date hereof (the “Date of Grant”) an option to purchase such number of Ordinary Shares of Cimatron as shall be agreed by the Company and the Executive (not to exceed 20,000 shares) at the then current fair market value of such Ordinary Shares (the “Options”). The Executive undertakes to take all actions and to sign all documents required, at the discretion of Cimatron, in order to give effect to and enforce the above terms and conditions. Any tax liability in connection with the Options (including with respect to the grant, exercise, sale of the Options or the shares receivable upon their exercise) shall be borne solely by the Executive.

5.	Taxes; Section 409A of Internal Revenue Code. Any tax liability in connection with any payments or compensation due to the Executive hereunder shall be borne solely by the Executive. The Company shall deduct from any such payments or compensation any relevant taxes and charges that are required by law to be withheld by the Company, or are requested to be withheld by Executive. Executive hereby elects to receive, and the Company hereby agrees to pay, the compensation payable to Employee under Section 7 of this Agreement (the “Post-Termination Compensation”) at the time, in the manner, and on the terms and conditions set forth in Section 7. The parties acknowledge and agree that the Post-Termination Compensation is intended to be for Executive’s compliance with the restrictions in Section 6 and is not to be considered deferred compensation or severance pay in connection with Executive’s employment under this Agreement. Notwithstanding the foregoing, however, if the payment of the Post-Termination Compensation is ever determined to be subject to Section 409A (“Section 409A”) of the Internal Revenue Code (the “Code”), (i) neither Executive nor the Company shall have the right to accelerate or defer any payment of such Post-Termination Compensation; (ii) the Post-Termination Compensation shall be payable only if Executive has incurred a Separation from Service from the Company (as defined below), (iii) Post-Termination Compensation shall be paid out of the Company’s general assets, and (iv) if Executive is a Code Section 416(i) key employee (determined without regard to Code Section 416(i)(5) which treats a key employee’s beneficiary as a key employee) of the Company at any time during the 12-month period ending on December 31st of the calendar year preceding the calendar year in which payment of Post-Termination Compensation commences, and if any Company’s stock is publicly traded on an established securities market or otherwise on the date of Executive’s Separation from Service, payments of the Post-Termination Compensation shall commence on the first regular Company payday in the seventh month following the month in which Executive’s Separation from Service occurs. If the Post-Termination Compensation is ever determined to be subject to Section 409A, a “Separation from Service” is deemed to occur if Executive dies, retires, or otherwise has a termination of employment with the Company; provided, that Executive’s employment relationship is treated as continuing intact while on sick leave or other bona fide leave of absence if the period of such leave does not exceed six months or longer, if Executive’s right to reemployment is provided either by statute or by contract; and provided, further, if Executive continues to provide services to the Company in any capacity after termination or expiration of this Agreement or termination of Executive’s employment relationship with the Company (the “Post-Termination Services”), the determination of whether a Separation from Service has occurred shall be made in accordance with Section 409A. For purposes of this paragraph, the term “Company” includes all other organizations that together with the Company are part of a Code Section 414(b-c) control group of organizations.

6.	Confidentiality; Invention Assignment and Non-Compete. Executive shall execute the Confidential Information, Non-Compete and Invention Assignment Agreement attached hereto as Exhibit C simultaneously with the execution of this Agreement. Nothing set forth in Exhibit C shall limit or terminate any obligations that Executive may have pursuant to any other agreement of confidentiality, non-compete, or assignment of rights with the Company or any of its predecessor entities.

7.	Termination. In the event of a termination of this Agreement, then the following shall apply:

        In the event that the Company terminates the Executive’s employment for “Cause” (as defined below) then (a) Executive shall be entitled to receive all accrued but unpaid (as of the effective date of such termination) Base Salary and Benefits, and (b) the Company may terminate the Executive’s employment immediately and without prior notice. All Base Salary and Benefits shall cease at the time of such termination. Executive shall not be entitled to receive any Bonus for (i) the then current calendar quarter or calendar year, as may be the case. Except as specifically set forth in this Section 0, the Company shall have no liability or obligation to Executive hereunder by reason of such termination of the Executive.

For purposes of this Agreement, termination for “Cause” shall mean termination due to the occurrence of any of the following: (i) any material breach by Executive of any of the covenants set forth herein, including any covenants set forth in Exhibit C attached hereto, which, to the extent cureable, continues after notice and a reasonable opportunity to cure of 10 Business Days has been provided; (ii) Executive has been grossly negligent or has committed willful misconduct in carrying out his duties hereunder, which, to the extent cureable, continues after notice and a reasonable opportunity to cure of 10 Business Days has been provided; (iii) the Executive’s conduct causing grave injury to the Company Group, monetarily or otherwise; (iv) conviction of a felony or other criminal act punishable by more than one (1) year in prison, or (v) commission by Executive of an intentional tort or an act involving moral turpitude or constituting fraud. If, as a result of arbitration, an arbitrator later determines that termination by the Company of Executive’s employment purportedly for cause was without cause, the termination will be deemed a termination without cause, and Executive will be entitled to the benefits set forth in Section 7.2. For the purpose of this Agreement, “Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of California are authorized or obligated to close.

        The Company may terminate the Executive’s employment at any time without “Cause”, upon a prior written notice (a) during the first year of employment – of nine (9) months, (b) during the second year of employment – of six (6) months, and (c) at any time following two (2) years of employment – of three (3) months. In such event, Executive shall be entitled to receive all accrued but unpaid (as of the effective date of such termination) Base Salary, Benefits and a pro-rata amount (as determined in good faith by the Company’s management) of the Bonus applicable to the then calendar quarter or calendar year, as may be the case, in exchange for a release of claims in the form attached hereto as Exhibit D to be executed by the Executive. Except as specifically set forth in this Section 0, the Company shall have no liability or obligation to Employee hereunder by reason of such termination.

        The Company shall have the right at any time to terminate the Executive’s employment if the Executive is substantially unable to perform the essential functions of the Position by reason of any mental, physical or other disability for a period of at least six (6) consecutive months (after any accommodations required by the American with Disabilities Act or applicable state law). This Agreement shall also terminate upon the death of the Executive. Termination pursuant to this Section 0 shall be deemed termination not for “Cause.”

        At any time after five (5) years from the date hereto, Executive shall be entitled to terminate his employment hereunder for any reason and for no reason, upon a prior written notice of three (3) months. A breach by the Executive of this Section shall be deemed a material breach of this Agreement.

        Notwithstanding the provisions of Section 0 above, the Executive may terminate this Agreement at any time upon the occurrence of Good Reason (as defined below). In such event, Executive shall be entitled to compensation as set forth in Section 0 as though the Company had terminated the Executive’s employment without “Cause.” For this purpose, the term “Good Reason” shall mean (i) a material diminution in the Executive’s authority, duties, title or responsibilities, provided, however, that a reduction in authority and responsibilities solely by virtue of the Company / CTI / Cimatron being acquired and made part of a larger entity will not constitute “Good Reason” to the extent the Executive remains Chief Executive Officer (or equivalent position) of a division, unit or subsidiary of the acquiror, which division, unit or subsidiary conducts substantially the same core business as was conducted by the Company prior to any such acquisition or similar corporate transaction, (ii) a decrease in Executive’s Base Salary of 10% or greater, except in the event that all employees of the Company Group who hold executive positions have a similar reduction in their respective base salaries, or (iii) the Company’s material breach of this Agreement, which, to the extent cureable, continues after notice and a reasonable opportunity to cure of 10 Business Days has been provided.

        Notwithstanding anything to the contrary herein, the Company may immediately cease the Executive’s employment and may shorten all or part of any notice period whether given by the Company or the Executive and in such event the Executive shall be entitled to all Base Salary and all other benefits as provided in Section 3 above (except for Bonus) as if the Executive would have been employed by the Company for duration of the applicable notice period specified above; provided, however, that Bonus payments will be made in accordance with the provisions of Section 0 and 0 above.

        Subject to the foregoing provisions of this Section 7, the employment relationship with the Company is one of employment at will and may be terminated by either Executive or the Company at any time, with or without cause or prior notice, subject always to the terms and conditions set forth above.

8.	Representations, Warranties and Covenants of Executive. Executive represents and warrants to the Company that:

        There are no restrictions, agreements or understandings whatsoever to which Executive is a party which would prevent or make unlawful Executive’s execution of this Agreement or Executive’s continued employment hereunder, or which is or would be inconsistent or in conflict with this Agreement or Executive’s employment hereunder, or would prevent, limit or impair in any way the performance by Executive of the obligations hereunder;

        Executive has disclosed to the Company in writing all restraints, confidentiality commitments or other employment restrictions that he has with any other employer, person or entity; and

        In any event of the termination of this Agreement, the Executive shall, for as long as he is still an Executive of the Company (including any notice period), cooperate with the Company and use his best efforts to assist with the integration into the Company’s organization of the person or persons who will assume the Executive’s responsibilities.

9.	Survival of Provisions. The provisions of this Agreement set forth in Sections 5, 6, 7, 9, 10, 12, 13 and 14 hereof and Exhibit C attached hereto shall survive the termination of Executive’s employment hereunder for any reason whatsoever.

10.	Successors and Assigns. Neither party may assign or transfer this Agreement nor any right or obligation herein, without the prior written consent of the other party, and any such prohibited assignment or transfer shall be null and void.

11.	Entire Agreement; Amendments. This Agreement and its exhibits supersede all prior agreements and understandings between the parties as to its subject matter. This Agreement may not be changed or modified, except by an agreement in writing signed by each of the parties hereto.

12.	Governing Law; Arbitration. This Agreement shall be construed and enforced in accordance with, and shall be governed by, the laws of the State of California. In the event any claim or controversy arises concerning any provision of this Agreement, Company and Executive hereby agree that such claim or controversy, including the termination of employment, alleged intentional torts or allegations of harassment or discrimination between Company and Executive and commission disputes shall be settled by final, binding arbitration in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association, provided, however, that the impartial arbitrator shall be selected as follows: If Company and Executive are unable to agree upon an impartial arbitrator within five (5) days of a request for arbitration, the parties shall request a panel of five (5) labor and employment arbitrators from the American Arbitration Association and shall alternately strike names until a single arbitrator remains. Arbitration shall occur in the County of San Francisco, State of California. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Depositions may be taken and other discovery may be obtained during such arbitration proceedings to the same extent as authorized in civil judicial proceedings, subject to any limitations placed on discovery by the arbitrator. If the Executive commences arbitration, he/she shall pay the initial fee, and all other fees shall be borne equally by the parties. Each party shall be solely responsible for its own attorney’s fees.

13.	Invalidity. If any provision of this Agreement shall be determined to be void, invalid, unenforceable or illegal for any reason, the validity and enforceability of all of the remaining provisions hereof shall not be affected thereby. If any particular provision of this Agreement shall be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such amendment to apply only to the operation of such provision in the particular jurisdiction in which such adjudication is made; provided that, if any provision contained in this Agreement shall be adjudicated to be invalid or unenforceable because such provision is held to be excessively broad as to duration, geographic scope, activity or subject, such provision shall be deemed amended by limiting and reducing it so as to be valid and enforceable to the maximum extent compatible with the applicable laws of such jurisdiction.

14.	Specific Enforcement. Executive acknowledges that a material breach or threatened breach by Executive of any of the provisions contained herein or Exhibit C may cause the Company irreparable injury. Executive therefore agrees that, notwithstanding anything to the contrary in Section 14 above, the Company Group shall be entitled, in addition to any other right or remedy, to a temporary, preliminary and permanent injunction, without the necessity of proving the inadequacy of monetary damages or the posting of any bond or security, enjoining or restraining Executive from any such violation or threatened violation or from any other material violations which may cause material harm to the Company Group.

15.	Shareholders Approval. This Agreement (including the grant of the Options) is subject to the approval of the shareholders of Cimatron. The Company shall use reasonable best efforts to convene such meeting by April 30, 2008.

16.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall be deemed to be one and the same instrument.

17.	Notices. Any notice hereunder by either party shall be given by personal delivery or by sending such notice by certified mail, return-receipt requested, or faxed, with confirmation of transmission retained, as the case may be, to the other party at its address set forth in the preamble to this Agreement or at such other address designated by notice in the manner provided in this section. Such notice shall be deemed to have been received upon the date of actual delivery if personally delivered or, in the case of mailing, seven (7) days after deposit with the U.S. mail, or, in the case of facsimile transmission, when confirmed by the facsimile machine report.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first written above.

NORTAMIC, LLC
By:______________________	_______________________
Name:____________________	William F. Gibbs
Title:_____________________

Exhibit A

Annual Bonus

The criteria for the annual bonus are comprised of two parts:

1.	The Company will pay to the Executive 5% of the Annual Gibbs Growth (as defined below) for the relevant year of employment reported by the Financials.

2.	The Company will pay to the Executive 10% of the Annual North America Cimatron Growth (as defined below) for the relevant year of employment reported by the Financials.

The calculations shall be made within 30 days of the approval of the Company’s audited annual consolidated financial statements for the previous year (the “Financials”) and payment of the bonus will be made promptly thereafter but in any event, no later than the end of the calendar year following the year covered by the Financials (for example — the bonus for 2008 will be determined based on the Financials of 2008 and will be paid promptly following the approval of the 2008 Financials but in any event no later than the end of 2009).

“Annual Gibbs Growth” shall mean the increase in contribution to the Company’s business from the sales of Gibbs products, maintenance and services, as compared to the contribution in the prior year. With respect to any sales of Gibbs products, maintenance and services made through other entities within the Company Group (other than the Company) – only 50% of the revenues received by such entity from such sale shall be deemed part of the revenues of the Company for the purpose of the contribution calculation. The contribution shall be calculated in accordance with Financials and shall be based on the revenues received from such business less expenses related thereto.

“Annual North America Cimatron Growth” shall mean the increase in contribution to the Company Group’s business from the sales of Cimatron E products in North America, as compared to such contribution in the prior year. The contribution shall be calculated in accordance with Financials and shall be based on the revenues received from such business less expenses related thereto (provided that payments made by CTI to Cimatron shall not be taken into consideration as expenses).

Exhibit D

WAIVER AND RELEASE

In consideration of the payment obligation of Nortamic, LLC, the (“Company”) for the severance benefits identified in that certain Employment Agreement entered into between the Company and Executive (the “Employment Agreement”) pursuant to Section 7.2 of such Employment Agreement the undersigned (“Executive”) on behalf of himself and his agents, representatives, heirs, partners, spouse, affiliates, predecessors, successors and assigns and any person acting by, through, under or in concert with each of them, or any of them, hereby releases and forever discharges Company, its agents, directors, officers, attorneys, employees, affiliates, predecessors, successors and assigns, and any person acting by, through, under or in concert with each of them, or any of them, of and from any and all manner of action or actions, cause or causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liabilities, claims, demands, losses, damages, costs or expenses, including but not limited to court costs and attorneys’ fees, of any nature whatsoever, whether or not now known, claimed or suspected, fixed or contingent (hereinafter collectively referred to as “Claims”) which Executive now has, ever had, ever claimed to have had, or hereafter may have arising out of, based upon or related in any manner whatsoever to the parties’ activities prior to the execution of this Agreement including, without limiting the generality of the foregoing, all Claims related to any incentive plans or otherwise arising out of or in any way connected with Executive’s employment relationship with Company; provided, however, that this waiver and release does not release or discharge Company from its obligations under any of the other provisions of this Waiver and Release or that certain Employment Agreement between Executive and the Company, or under the Merger Agreement and Plan of Reorganization entered into as of December 31, 2007 by and among Gibbs System, Inc., Cimatron Ltd., Cimatron Technologies, Inc., the Company, and Executive. This release includes any and all claims, direct or indirect, relating to the matters described in the foregoing sentence which might otherwise be made under any applicable state or federal authority, including but not limited to any claim arising under the state statutes dealing with discrimination in employment, Title VII of the Civil Rights Act of 1964, the Equal Pay Act of 1963, 42 U.S.C Executive Order 11246, the Rehabilitation Act, the Age Discrimination in Vietnam Era Veterans Reemployment Adjustment Act, the Age Discrimination in Employment Act, the Fair Labor Standards Act, state wage and hour statutes, all as amended, any regulations under such authorities, and any applicable contract, tort or other common law theories. Executive acknowledges that Executive has carefully read this Agreement and fully understands the terms of this separation release and has been advised that:

(a)	Executive should consult with personal legal counsel regarding the terms of this Agreement, and that advice is hereby reemphasized;

(b)	Executive has been provided with at least twenty-one (21) days to consider this agreement; and

(c)	Executive has the right to rescind this agreement within seven (7) days after its execution.

        This Waiver and Release shall be effective on the ___ day after its signing by Executive.

WAIVER OF CIVIL CODE § 1542

Executive acknowledges that he has been advised by legal counsel and is familiar with the provisions of California Civil Code § 1542, which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.”

Executive, being aware of said code section, hereby expressly waives any rights he may have thereunder, as well as under any other statute or common law principal with similar effect.

_____________________________

Name: ________________________

_____________________________
Date

Acknowledged and Accepted by:

[COMPANY]

By: ________________________________

Name: ______________________________

Title: _______________________________